FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On June 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On June 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers		( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			154.587		0,02		0,02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	06/12/2012	100	32,55	3.255,00
Share

Common

		Concórdia	Sell	06/13/2012	100	32,80	3.280,00
Share

Common

		Concórdia	Sell	06/14/2012	100	33,30	3.330,00
Share

Common

		Concórdia	Sell	06/13/2012	100	33,00	3.300,00
Share

Common

		Concórdia	Sell	06/14/2012	100	33,50	3.350,00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			154.587		0,02		0,02

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On June 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers		(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind	Total
Share

Common

			229.459.626		26.30	26.30

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Venda	04/06/2012	210.200	31,42	660390300
Share

Common

		Merrill Lynch	Venda	04/06/2012	139.800	31,56	441175100
Share

Common

		HSBC	Venda	05/06/2012	5.200	31,21	16229200
Share

Common

		Votorantim	Venda	05/06/2012	2.800	31,65	8862000
Share

Common

		Fator	Venda	06/06/2012	137.500	31,79	437102800
Share

Common

		Itaú	Venda	06/06/2012	211.200	31,63	668009100
Share

Common

		Liquidez	Venda	06/06/2012	101.300	31,83	322436400
Share

Common

		BTG	Venda	08/06/2012	161.200	32,63	525932200
Share

Common

		Merrill Lynch	Venda	11/06/2012	101.200	32,31	327007300
Share

Common

		Concórdia	Venda	12/06/2012	25.000	32,34	80838000
Share

Common

		Votorantim	Venda	12/06/2012	125.000	32,3	403787500
Share

Common

		Gradual	Venda	13/06/2012	97.400	32,58	3317337000
Share

Common

		HSBC	Venda	13/06/2012	55.600	32,34	179826700
Share

Common

		Banif	Venda	14/06/2012	120.000	33,07	396876600
Share

Common

		Votorantim	Venda	15/06/2012	153.700	32,88	505441700
Share

Common

		XP	Venda	15/06/2012	20.100	32,73	65795700
Share

Common

		Banif	Venda	18/06/2012	93.000	33,06	307497900
Share

Common

		Bradesco	Venda	19/06/2012	93.000	33,53	311806400
Share

Common

		Fator	Venda	20/06/2012	93.000	33,16	308365100
Share

Common

		Liquidez	Venda	21/06/2012	15.800	32,2	50876000
Share

Common

		Bradesco	Venda	22/06/2012	44.900	31,21	140122800
Share

Common

		Concórdia	Venda	22/06/2012	8.400	31,28	26275200
Share

Common

		Itaú	Compra	25/06/2012	39.200	30,98	121452900
Share

Common

		Bradesco	Sell	22/05/2012	2.000	33,05	66.100

Closing Balance

Security/ Derivative	Characteristic of ,Security		Number		% interest
					Same kind	Total
Share

Common

			227.383.526		26,06	26,06

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On June 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director